Exhibit 12.1

Charles River Laboratories International, Inc

Ratio of Earnings to Fixed Charges

	2017	2016	2015

Earnings/(Loss)
(a) Consolidated income/(loss) from continuing operations before income taxes, and noncontrolling interests	296,955	222,921	195,428
(b) plus fixed charges	38,580	34,980	23,296
(c) plus amortization of capitalized interest	640	639	622
(d) plus distributed income of equity investees	10,100	6,302	7,329
(e) plus pre-tax losses of equity investees where charges from guarantees are included in fixed charges	-	-	-
(f) minus income/(loss) from equity method affiliates	22,867	10,284	3,823
(g) minus Capitalized Interest	36	4	424
(h) minus Preference security dividend requirements of consolidated subsidiaries	-	-	-
(i) minus noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-

Total Earnings	323,372	254,554	222,428

Fixed Charges
Interest Expensed and Capitalized	27,950	25,869	13,837
Amortization of DFC & debt discount	1,863	1,843	1,660
Interest within Rent Expense: Estim at 1/3 of rental expense	8,767	7,267	7,800
Total Fixed Charges	38,580	34,980	23,296

Ratio of Earnings to Fixed Charges	8.38	7.28	9.55